Via Facsimile and U.S. Mail
Mail Stop 6010


December 19, 2005


Mr. Lawrance McAfee
Chief Financial Officer
US Physical Therapy, Inc.
1300 West Sam Houston Parkway South
Suite 300
Houston, TX  77042


Re:	US Physical Therapy, Inc
	Form 10-K for the Fiscal Year Ended December 31, 2004
	Filed March 16, 2005
	File No. 001-11151


Dear Mr. McAfee:

	We have completed our review of your Form 10-K and have no further comment at this time.

								Sincerely,



Jim Atkinson
Accounting Branch Chief